P.E 1/25/02

02016084

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
RULE 13a-16 OR 15d-16
OF THE
SECURITIES EXCHANGE ACT OF 1934

January 25, 2002

ČEZ, a. s.

(Translation of registrant's name into English)

c/o Jungmannova 29
111 48 Prague 1
Czech Republic

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F x Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-__________.

The following information was filed by ČEZ, a. s. in Czech language with the Prague Stock Exchange as required by its rules and regulations:

With the exception of the NPF, to our knowledge, no other individual shareholder owns more than 5% of our outstanding shares. The share of NPF was 67.61% as of December 31, 2001.

Updated list of the Supervisory Board of ČEZ, a. s. (see enclosure).

We have bought 100% share in the company RM 2133 Vermögensverwaltungs GmbH in Munich, Germany. After it we asked for following changes in the business register:

- new name Rainbow Power Germany GmbH
- new sphere of business: marketing and counseling in electricity trade
- registered capital EUR 25,000.--

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 25, 2002

ČEZ, a. s.

By ______________________

Name: Libuše Látalová

Title: Head of Finance Administration

ne of company	ČEZ, a. s.	Commercial Register Number 45274649

Supervisory Board

Name	Representative of:	Employer and Position	Education	Membership in the Bodies of other companies	Ownership of ČEZ's shares:
da Vlasáková rman of the ervisory Board	National Property Fund of Czech Republic	Ministry of Industry and Trade - deputy of Minister for industry, restructuring, control of state shareholdings and privatization	High School	Chairman of the Supervisory Board in Unipetrol, a.s.; in Chemopetrol, a.s.; in Benzina, a.s.; in Revitalizační agentura; Member of the Supervisory Board in ČMZRB; Vice-Chairman in the Board of Director in Severočeské doly, a.s.; Member in the Presidium of National Property Fund of Czech Republic, in Health and Environment Council and in Defense Planning Committee; Vice-Chairman in the Council for Program EMAS; since December 1, 2001 chairman of the Investment Council of the Government of Czech Rep.	0
av Krejčí -Chairman	employees of ČEZ, a. s.	ČEZ a. s. - Power Plant Dukovany Officer for Internal Communications	High School	none	1
f Flekal nber	National Property Fund of Czech Republic	Consulting G5 s.r.o. - Director	University	none	132
tišek Haman nber	employees of ČEZ, a. s.	ČEZ a. s. - Power Plant Temelín Head of trade union	High School	none	0
Horáková nber	National Property Fund of Czech Republic	National Property Fund of Czech Republic - Head of Legal Department	University	Vice-Chairman of the Supervisory Board of Transgas, a.s..; Member in the Board of Directors in Severočeské doly, a.s.	0
nka Němcová nber	National Property Fund of Czech Republic	Chairman of the National Property Fund of Czech Republic	University	Member in the Board of Directors of Transgas, a.s..; Member in the Supervisory Board in Unipetrol, a.s.	0
áš Potměšil nber	National Property Fund of Czech Republic	Ministry of Finance - Deputy of Minister	University	Member in the Supervisory Board of Unipetrol, a.s., external assistant in VŠE Prague	44
Ševr nber	employees of ČEZ, a. s.	ČEZ a. s. - Power Plant Mělník Head of shift operation	High School	Head of trade union in ČEZ, a. s. - Power Plant Mělník	106
Švamberk nber	employees of ČEZ, a. s.	ČEZ a. s. - Power Plant Tisová Head of Personnel Department	High School	none	0

:h Vojíř ɔer	National Property Fund of Czech Republic	Member of Parliament, Member of economic committee and subcommittee for energy policy	University	Chairman of the Board of Directors in Krušnohorská investorská, a.s., in Dopravní podniky města Most a Litvinov, a.s. and in První mostecká a.s.; Chairman of the Supervisory Board in National Property Fund of Czech Republic.	0
:k Vorlíček	National Property Fund of Czech Republic	Ministry of Industry and Trade - Deputy of Minister for industry policy	University	Chairman of the Supervisory Board in Vítkovice, a.s., Member of Grant Agency of Academy of Sciences, Member in team for economic policy of Council for economic and social accord, guest of Government council for research and development, deputy of Ministry of industry and trade in Academy of Science	0

January 21, 2002